

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

4 January 2005


05005721


SEC MAIL
PROCESSING
SECTION
WASH, D.C.

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) Amsteel Corporation Berhad ("ACB") - Debt and Corporate Restructuring Exercise of ACB and its subsidiaries

   1) Proposed variation to :

      1.1) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and

      1.2) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts; and

   2) Proposed variation to the calculation for penalty interest; and

b) Dissolution of Companies

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

PROCESSED
FEB 11 2005
THOMSON
FINANCIAL

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **31/12/2004 04:50:00 PM**
Reference No **AA-041231-07A5A**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**


PROCESSING
RECEIVED
FEB 0 8 2005
SECTION

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

AMSTEEL CORPORATION BERHAD ("ACB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF ACB AND ITS SUBSIDIARIES

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS; AND

1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS;

2. PROPOSED VARIATION TO THE CALCULATION FOR PENALTY INTEREST

("PROPOSED VARIATIONS")

* **Contents :-**

The Board of Directors of ACB wishes to announce that the Securities Commission has on 30 December 2004 approved the Proposed Variations, details of which have been announced on 23 November 2004 and 16 December 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

31 DEC 2004



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **31/12/2004 04:50:00 PM**
Reference No **AA-041231-07A59**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
DISSOLUTION OF COMPANIES

* **Contents :-**

The Company wishes to inform that the following dormant subsidiaries of the Company had been dissolved:

i) Amsteel Research (HK) Ltd, a company incorporated in Hong Kong

ii) Amsteel Securities (Far East) Limited, a company incorporated in United Kingdom

The dissolution of the aforementioned companies do not have any impact on the earnings and net tangible assets of the Company.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

31 DEC 2004